UNPROTECTED INDUSTRIAL ACTION AT BOKONI PLATINUM MINES: UPDATE

2 October, 2012. Atlatsa Resources Corporation (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) refers to its news release dated 1 October, 2012 and confirms that Bokoni Platinum Mines has successfully obtained an order from the Labour Court interdicting unprotected industrial action at its mine premises.

Further updates will be made in due course.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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